UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Enterprise Diversified, Inc.
(Name of Issuer)

Common Stock, par value $0.125 per share
(Title of Class of Securities)

293706107
(CUSIP Number)

December 31, 2022
(Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293706107

1.	Names of Reporting Persons
Richard H. Witmer, Jr.

2.	Check the Appropriate Box if a Member of a Group		(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]

11.	Percent of Class Represented by Amount in Row 9
0.0%

12.	Type of Reporting Person
IN

Item 1(a).	Name of Issuer:
Enterprise Diversified, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:
1806 Summit Avenue, Suite 300, Richmond, VA 23230

Item 2(a).	Name of Person Filing:
This Statement on Schedule 13G is filed by Richard H. Witmer, Jr.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
16 Fort Hills Lane, Greenwich, CT 06831

Item 2(c).	Citizenship:
United States

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.125 per share

Item 2(e).	CUSIP Number:
293706107

Item 3.	If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: [ ]

Item 4.	Ownership.

(a) Amount beneficially owned:
0

(b) Percent of class:

0.0%.  Pursuant to a merger in 2022, Mr. Witmer’s shares in the Issuer were converted to a like number of shares of ENDI Corp., constituting less than 5% of ENDI Corp.’s outstanding class of securities, and Mr. Witmer currently owns less than 5% of ENDI Corp.’s outstanding class of securities.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
0

(ii) Shared power to vote or to direct the vote
0

(iii) Sole power to dispose or to direct the disposition of
0

(iv) Shared power to dispose or to direct the disposition of
0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].  Please note that the reporting person’s ownership in the Issuer ceased to be more than 5% of the class of securities listed above subsequent to its acquisition by ENDI Corp. in 2022.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

/s/ Richard H. Witmer, Jr.
Richard H. Witmer, Jr.